EXHIBIT 99.1

INNATE PHARMA TO PRESENT AT THE AACR 2026 ONCOLOGY INDUSTRY PARTNERING EVENT

Marseille, France, April 8, 2026, 7:00 A.M. CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) ("Innate" or the "Company"), announced today that Yannis Morel, Chief Operating Officer, will present at the AACR Oncology Industry Partnering Event: From Cancer Discoveries to Patients. Yannis Morel will present in the Showcase Session 2 on Thursday, April 16, 2026, at 6:10 PM PDT, at the San Diego Convention Center in San Diego, California.

The AACR Oncology Industry Partnering Event is an annual forum that brings together venture capitalists, investment bankers, biotech and pharmaceutical scientific and business leaders focused on oncology drug development and entrepreneurship. The showcase sessions provide selected biotechnology companies the opportunity to highlight their oncology pipelines, platforms, and strategies for innovation directly to an audience of analysts and investors.

“We are delighted to have been selected to present at the AACR Oncology Industry Partnering Event, which is a unique forum bringing together biotech, pharma and investors. Innate Pharma’s selection to present during this forum is a recognition of our exciting clinical pipeline and provides a valuable opportunity to share the progress of our key assets including IPH4502 our Nectin-4 ADC. We look forward to the conversations that these interactions can spark and their potential to accelerate the development of our differentiated therapies for patients,” said Yannis Morel, Chief Operating Officer of Innate Pharma.

Presentation Details
•AACR Oncology Industry Partnering Event: From Cancer Discoveries to Patients
•Session: Showcase Session 2, Meeting Room 11
•Date/Time: Thursday, April 16, 2026, 6:10 PM PDT
•Presenter: Yannis Morel, Chief Operating Officer, Innate Pharma
•Location: San Diego Convention Center, San Diego, California

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification,

Innate Pharma is developing innovative and differentiated next generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer (NSCLC).

Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in 1mmune-oncology.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

For a discussion of risks and uncertainties, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release. This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors & Media Relations
Innate Pharma

Stéphanie Cornen
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Medias
communication@innate-pharma.fr